As filed with the Securities and Exchange Commission on September 9, 2016

Registration No. 333-119714

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 3 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

ARM HOLDINGS plc

(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
225 Liberty Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon
ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Brian D. Obergfell, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3032

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 16, 17 and 19
(iii) The collection and distribution of dividends	Articles number 13, 14 and 16
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 12, 15, 16, 17 and 18
(v) The sale or exercise of rights	Article number 15
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 15 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20, 22 and 23
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 15, 17, 19 and 21
3. Fees and Charges	Article number 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of April 24, 1998, amended and restated as of April 17, 2000, December 23, 2004 and as further amended and restated as of December 11, 2007 among ARM Holdings plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. – Previously filed.
b.	Form of letter agreement among ARM Holdings plc and The Bank of New York relating to pre-release activities under the Deposit Agreement. – Previously filed.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities registered. – Previously filed.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, September 9, 2016.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value of .05 GBP each, of ARM Holdings plc.

By:	The Bank of New York Mellon
As Depositary

By:	/s/ Slawomir Soltowski
Name:	Slawomir Soltowski
Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, ARM Holdings plc has caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Cambridge, England on September 9, 2016.

ARM HOLDINGS plc

By:	/s/ Simon Segars
Name:	Simon Segars
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on September 9, 2016.

/s/ Simon Segars	/s/ Chris Kennedy
Simon Segars	Chris Kennedy
Director; Chief Executive Officer	Director; Chief Financial Officer
Authorized U.S. Representative	(Principal Financial and Accounting Officer)
(Principal Executive Officer)

/s/ Mike Muller	/s/ Masayoshi Son
Mike Muller	Masayoshi Son
Director	Director

/s/ Ronald D. Fisher	/s/ Alok Samam
Ronald D. Fisher	Alok Samam
Director	Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
5	Certification under Rule 466.